September 14, 2016

Michael Fay
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed January 13, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 16, 2016
File No. 001-32898

Dear Mr. Fay:

       On behalf of China BAK Battery, Inc. (the “Company”), I hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 30, 2016 with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2015 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended March 31, 2016 (the “Form 10-Q”).

       For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended September 30, 2015

Financial Statements

Note 1. Principal Activities, page F-7

1.

We reference your response to comment 2 and note that you have not addressed the comment related to where you provided the disclosures required by ASC 805-10-50 and 805-20-50 for your acquisition of BAK Tianjin. Please provide us the required disclosures related to this acquisition. These disclosures should also be included in future filings.

Michael Fay
September 14, 2016

COMPANY RESPONSE: BAK Tianjin is a wholly owned subsidiary of BAK International. After the disposal of BAK International by the Company on June 30, 2014 as a result of the foreclosure as disclosed in the Form 10-K and Form 10-Q, we no longer own any equity interest or have any controlling power over BAK International and BAK Tianjin.

Upon disposal of BAK International, in order to implement our strategy focusing on the development of high power lithium ion rechargeable batteries, we reacquired most of the operating fixed assets, patents and technologies of BAK Tianjin. This purchase included approximately 85% of machinery and equipment of BAK Tianjin (in terms of book value), at an amount equal to the value at disposal (that is, the book value at disposal). It should be deemed as a purchase of assets instead of a business combination pursuant to ASC 805-10-50 and 805-20-50. We reacquired the long-lived assets from BAK Tianjin and such acquisition of assets did not constitute as “input” and “process” as a business pursuant to ASC 805-10:

•

After we acquired the machineries from BAK Tianjin, we needed to restructure and install our production lines in order to produce our own high power lithium ion using for electric vehicles rather than electric bicycles as those manufactured in BAK Tianjin;

•	Throughout 2014, BAK Tianjin terminated employment of most of their production and R&D staff. For our own production, we recruited 45 employees or 18% of total employees of BAK Tianjin.
•

After the disposal of BAK International, we needed to reestablish relationships with customers and renegotiate contract terms ourselves. As of September 30, 2015, about 24% of our customers were previous customers of BAK Tianjin.

Note 20. Concentrations of Credit Risk, page F-29

2.

We reference your response to comment 6 and that BAK Tianjin is now your supplier. Please clarify for us your relationship with BAK Tianjin and how they are your supplier when you received most of their operating assets, including customers, employees, patents and technologies, as part of the acquisition disclosed on page 2. Please also explain to us how you have recorded transactions with BAK Tianjin after the acquisition.

COMPANY RESPONSE: After we acquired most of the operating fixed assets from BAK Tianjin, BAK Tianjin no longer engaged in production activities. BAK Tianjin still had inventory on hand of about $7.6 million as of June 30, 2014. For the fiscal year ended September 30, 2015, Dalian BAK Power purchased batteries of approximately $10.5 million from BAK Tianjin, of which:

•

About $3.1 million were inventories (finished goods) previously produced by BAK Tianjin. We purchased these inventories from BAK Tianjin to fulfill orders from our customers. Our purchase cost of these inventories was the carrying amount of these items recorded on the books of BAK Tianjin.

•	About $7.4 million were batteries purchased by BAK Tianjin after June 2014 from other vendors. As

Michael Fay
September 14, 2016

Dalian BAK Power is a relatively new company, which was incorporated in December 2013, certain vendors prefer to directly trade with BAK Tianjin, a company with longer history of operations. Prior to the commercial operation of our facilities in Dalian in July 2015, Dalian BAK Power purchased these batteries from other vendors through BAK Tianjin and repacked them in Dalian before they were sold to our customers.

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       In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Qixiang Sun at (202)-663-8349, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely,

CHINA BAK BATTERY, INC.

By: /s/ Wenwu Wang
Wenwu Wang
Interim Chief Financial Officer